1996 Annual Report
                      EMCEE Broadcast Products, Inc.


Corporate Information
Corporate Headquarters
Susquehanna Street Extension, P. O. Box 68
White Haven, PA 18661-0068
Phone:(800) 233-6193
Fax:(717) 443-9257

Annual Meeting
The 1996 Annual Meeting of shareholders will be held at 11:00 AM
EDST on Monday, August 26, 1996 at:

Pocono Ramada Inn
Route 940, White Haven, PA 18661
(717) 443-8471

A buffet luncheon will be served immediately after the annual meeting. If you are planning to attend this meeting, it is important that you provide advance notice to Linda Teberio at the Company (either in writing or by phone) so that an accurate count can be obtained for the luncheon portion of the meeting. Your cooperation will be appreciated.

Management urges all shareholders, regardless of the number of shares held, to vote their proxies and thus participate in the decisions that will be made at this meeting.


Independent Auditors
Kronick Kalada Berdy & Co.
190 Lathrop Street
Kingston, PA 18704

Availability of Form 10-KSB
The Company's annual report on Form 10-KSB for the fiscal year ended March 31, 1996, required to be filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Linda Teberio at the offices of the Company.

Registrar & Transfer Agent
Harris Trust and Savings Bank
311 West Monroe, 11th Floor
P.O. Box 755
Chicago, Illinois 60690
Phone:(312) 461-6509
Fax:(312) 765-8052

Shareholders of record needing a change of name and/or address or to replace lost certificates should write or call our transfer agent listed above.

Shareholders holding shares in "street name" who wish to receive information directly from the Company should request their broker to register their stock certificates in their names.


General Counsel
Martin D. Cohn, Esquire
Laputka Bayless Ecker & Cohn, P.C.
2 East Broad Street, 6th Floor
Hazleton, PA 18201
Phone:(717) 455-4731
Fax:(717) 459-0729

Contents

Financial Highlights                          1
Report to Shareholders                        2
Selected Financial Data                       4
Management's Discussion and Analysis          4
Consolidated Financial Statements             8
Independent Auditors' Report                  13
Notes to Consolidated Financial Statements    14
Executive Officers and Directors              17

Financial Highlights

Year ended March 31,             1996        1995       change
- --------------------------------------------------------------
Net sales                     $14,292,562  $16,365,326  -12.7%
Income from operations          1,918,856    4,014,243  -52.2%
Other income (expense),net        (17,770)     (33,128) -46.4%
Net income                     $1,595,086  $ 3,152,115  -49.4%
Net income per common share          $.36         $.71  -49.3%

At March 31,                     1996        1995       change
- --------------------------------------------------------------
Total assets                   $9,937,249  $9,172,120    +8.3%
Net working capital            $6,711,743  $5,208,743   +28.9%
Long-term obligations, net of
current portion                $  938,217  $1,044,243   -10.2%
Backlog of orders              $10,912,000 $3,162,000  +245.1%

Corporate Profile

Emcee Broadcast Products, Inc. ("Emcee", the "Company") manufactures, installs and services television broadcast equipment for commercial, educational and private television systems. Principal products are UHF, VHF and wireless cable transmitters. Wireless cable brings cable programming to the home by means of microwave frequencies, which can be received on a standard home television set. During the past two years, the market for wireless cable products has expanded substantially.
Emcee is a major beneficiary of this expanding market, as evidenced by a $10.9 million backlog at March 31, 1996, the largest in the Company's history.

At fiscal year end 1996, the Company's common stock was owned by 1,724 shareholders of record. Since many of the shares are held in "street name,"Emcee's management believes the actual number of individual shareholders is substantially larger than the number of shareholders of record.

Report to Shareholders

Last year's financial performance was just about what we expected: a reduction in domestic sales because operators slowed building headends in anticipation of digital compression becoming available for the wireless cable industry.

  After the first rush of domestic wireless cable business, which occurred in 1994-95 and brought us $9.5 million in U.S. sales, domestic demand slumped in fiscal 1996 to approximately $6.2 million annually, a level of domestic business we expect will begin to pick up by the end of 1996. Our international sales increased 19 percent last year to $8.1 million. Thus a $3.4 million decline in domestic shipments and a $1.3 million increase in international business resulted in shipments of $14.3 million for fiscal 1996, a decline of 12.8 percent from the previous year. In comparing our year-to-year performance, it should be noted that the majority of the sales decline last year occurred during the first six months of fiscal 1996, and that shipments rose steadily as the year progressed.

Earnings Analysis: Net earnings for fiscal 1996 were $1.6 million, or 36 cents a share, compared with $3.2 million for fiscal 1995, or 71 cents a share. Earnings were off in fiscal
1996 for two reasons. As previously indicated, (1) the domestic market was down in anticipation of digital compression technology; and (2) we spent more last year on sales promotion
(trade shows, primarily) and on general and administrative expenses (increased computerization of our entire operation, for example) than previously.

  These expenditures were made to enhance Emcee's visibility worldwide and to increase its ability to produce in quantity now that wireless technology is emerging as a viable alternative to traditional cable service.

Strength Overseas: The highlight of our international business last year was the receipt of a $10.1 million order for our transmitters. These are now being installed as part of a larger communications complex in Saudi Arabia. Approximately $1 million of this order was shipped in fiscal 1996, and the balance is expected to ship in fiscal 1997 and fiscal 1998. Consequently, we expect to show sales growth for fiscal 1997.

Domestic vs. International: While we believe our domestic business will provide us with a solid and reasonably predictable sales base year after year, we firmly believe our potential for growth is overseas. This is because the communications infrastructure overseas is far less established than it is in the U.S. Consequently, wireless communications are often chosen because they can be completed quickly and at a much lower cost than stringing wires or burying cable.

  The growth of the overseas market is especially rewarding to us simply because we have been working there for over 30 years, long before others saw its potential. While large U.S. companies were casting long shadows domestically, we were making sales calls, setting up distributorships and building lasting relationships overseas. We have international salesmen in place and have established relationships with distributors in Europe (including the former Warsaw Pact nations), Central and South America,
Africa, the Middle East, China and Australia.

  Demand for product to support the wireless cable industry is very strong here and abroad. It is presently stretching Emcee to its productive limits. We need more output. And to that end, we expect to have a second production shift up and operating prior to year-end.

Business Outlook: Our long-term business outlook is promising.
Presently, about 90 percent of our business is wireless cable products, the low-cost alternative to cable TV. That segment of wireless communications alone could keep Emcee busy for many years. Presently, nearly 200 communities in the U.S. are being served by wireless cable TV. By the year 2000, that number is expected to expand to 600. Digital compression, a technique that will enable wireless cable operators to overcome wireless cable's present 33 channel capacity limitation, is expected to become a reality later this year when conversion devices should become available. As this occurs, wireless cable will be able to offer as many channels as conventional cable - and likely at reduced or at least competitive prices.

Industry Permanence: Perhaps the most satisfying aspect of wireless cable is that it has grown to a size where it has attracted major players and important money. Wireless cable is supported by major telephone companies and satellite communicators. Millions of dollars have been raised in public stock offerings by wireless cable operators in the past several years. There is now sufficient technology, corporate interest and money invested in wireless communications to certify it as a permanent, major communications industry. It is no longer a question of whether the industry will make it. It is now a question of to what extent Emcee can build the kind of products the wireless communications industry will want and need over the next several decades.

Near Term Outlook: Emcee is looking at a very good year for fiscal 1997, largely because of the shipments we will make for the Saudi Arabian installation. In addition, we expect to introduce several important products late this year.

Long Term Outlook: It is difficult not to be bullish on the long term prospects of the wireless communication industry. Wireless communications offer impressive cost advantages and speed of installation over land line installations. Now that the industry has attracted major players with deep pockets, technological advances are almost certain. Thus Emcee's objective is to make superior products that remain at the core of what is almost certainly a bonafide growth industry.


James L. DeStefano, President and CEO
White Haven, PA
July 15, 1996

Selected Financial Data


Year ended
March 31    1996      1995         1994       1993       1992

Net sales $14,292,562 $16,365,326 $9,913,602 $7,948,297$7,501,093
Net income  1,595,086   3,152,115    873,327    152,909   303,495
Earnings
per share        $.36        $.71       $.20       $.04      $.07
Total
assets      9,937,249   9,172,120  5,957,814  4,289,527 4,370,450
Net working
capital     6,711,743   5,208,743  2,231,171  1,641,055 1,783,500
Long term
 obligations,
 net of
 current
 portion      938,217   1,044,243  1,045,979  1,295,880 1,205,398
Cash dividends
 declared per
 common share    None        None       None       None      None

Management's Discussion and Analysis

Results of Operations

Net sales for fiscal year ended March 31, 1996 totaled
$14,293,000, a reduction of $2,072,000, or 13%, from fiscal
year ended March 31, 1995.

The Company's management believes that the decrease in sales was primarily a result of MMDS domestic operators restricting expansion until additional knowledge and testing of digital and compression technology was completed. While, as indicated below, foreign sales increased in fiscal year 1996, the company's management believes that there was delayed purchasing by foreign customers, due to the increasing size and complexity of foreign projects and the lengthening of contract negotiations for these projects, which also contributed to the decrease in overall sales in fiscal year 1996. However, this reduction in sales, which appears to have begun in December, 1994, seems to have begun to reverse itself, at least for the foreign markets, in October, 1995. As evidence of this reversal, fourth quarter net sales for fiscal year 1996, which consisted of 67% foreign sales, totaled $4,769,000, as compared to $2,698,000 for the fourth quarter of fiscal year 1995, of which 19% came from foreign sales.

For fiscal year 1996, foreign sales totaled $8,132,000 (57% of net sales), as compared to $6,829,000 (42% of net sales) for the immediately preceding fiscal year. Domestic sales for fiscal year 1996 totaled $6,161,000, as compared to $9,536,000 for fiscal year 1995. The largest sale to any one customer during fiscal year 1996 totaled 19% of the Company's net sales. This sale was with respect to a contract with a Pacific Rim country which was concluded in the first quarter of fiscal year 1997. Also included in the Company's sales for fiscal year 1996 were approximately $1 million of shipments destined for Saudi Arabia under a purchase order mentioned below. The company's largest domestic customer in fiscal year 1996 accounted for 16% of the Company's net sales. The same customer accounted for 28% of the Company's net sales for fiscal year 1995. However, the Company believes that its future growth is not dependent on any one customer, with the exception of the previously mentioned sales to Saudi Arabia in which the Company is a subcontractor to the prime contractor for the project. The Company's management believes that the successful completion of that project will enhance its opportunities with the other participating companies for future orders throughout the world market.

With the Regional Bell Operating Companies (RBOC's) investing in MMDS operators, additional funding for domestic expansion is anticipated for the next three to four years. The capital and technological investments in certain wireless cable operators over the last two years by RBOC's, such as Bell Atlantic, NYNEX and Pacific Telesis Group, should contribute to further growth in the domestic wireless cable industry. The Company has planned for this growth by increasing research and development, as well as its marketing efforts, to maintain its strong technological and product quality reputation in the industry.

In the high technology environment in which the Company does business, it is difficult, if not impossible, to fully anticipate or accurately predict future sales. However, the Company expects and is planning for sales growth in both the domestic and foreign MMDS markets, with the majority of such growth to occur in the foreign markets over the next ten years. For approximately the next twelve months, the company's foreign sales growth will be sustained by a purchase order for Saudi Arabia with a remaining value of approximately $8.8 million.

Gross profit for fiscal year ended March 31, 1996 was $5,191,000, a decrease of 25% from the $6,893,000 realized in the immediately preceding fiscal year. This constitutes a reduction of gross profit as a percent to net sales of 42% for fiscal year ended March 31, 1995, to 36% for fiscal year ended March 31, 1996. While the reduction in volume contributed primarily to the decrease in gross profit, the change in product mix was also a significant factor. More specifically, sales of products which are manufactured by others (O.E.M. products), for which the gross profit is less than products manufactured by the Company, increased from $2,530,000 (15.5% of net sales) for fiscal year ended March 31, 1995, to $3,174,000 (22.2% of net sales) for fiscal year ended March 31, 1996.

Total operating expenses of $3,272,000 in fiscal year 1996 represented a 14% increase over fiscal year 1995. Additional expenditures were made for research and development, from $366,000 for fiscal year 1995 to $461,000 for fiscal year 1996, in order to maintain the Company's leadership position in the MMDS industry. Also included in this expense were costs incurred by the Company as a result of its participation in an informal alliance with five other non-competing companies from the MMDS industry.

That alliance, which was formed towards the end of the first quarter of fiscal year 1995, has as its purpose the development of wireless digital technology designed to compress five or more television programs so that the consumer will be able to receive from 150 to 300 channels, including near video-on-demand and Pay Per View programs. The Company's management believes that the testing which the alliance has been conducting on such technology has been very successful thus far because it has: (1) validated the engineering theory that digital compression will allow video programs in the same spectrum with enhanced picture quality; (2) enabled the Company to acquire additional technical knowledge of this technology; (3) enabled the Company to determine that its present transmitters, with minor modifications, can be used for transmitting digital television signals; and (4) enhanced operator interest in utilizing this technology for its MMDS systems and thus providing a potential avenue for sales growth in the domestic MMDS market.

The Company has provided demonstrations of this technology at trade shows and industry conventions and plans to continue to do so through fiscal year 1997. In the meantime, the Company, through synthesizer enhancement, has developed a product, which it calls "DigaCom", which will enable MMDS operators to convert their current analog transmitters to digital technology when it becomes available to the wireless cable industry.

Total selling expenses for fiscal year 1996 increased by approximately $172,000, or 12%, over the immediately preceding fiscal year. This was due primarily to additional personnel costs, product promotion and travel expenses, the latter of which resulted from the increase in sales in the international market. The Company's management believes these expenditures must be continued in order to properly develop the international market.

General and administrative expenses totaled $1,214,000 for fiscal year ended March 31, 1996, as compared to $1,087,000 for the previous year. Personnel costs, including total Company related expenses, increased by approximately $50,000, and legal expenses increased from $72,000 to $147,000. The increase in legal expenses was due primarily to the corporate name change approved by the stockholders at the Company's 1995 Annual Meeting of Stockholders and litigation costs associated with litigation initiated by an individual during fiscal year 1996, which was subsequently dismissed as being without merit. In addition, certain one-time charges were incurred for consulting fees related to the upgrading of the Company's electronic data processing systems and in transferring the Company from the NASDAQ Small Cap Market to the NASDAQ National Market.

Interest expense for fiscal year ended March 31, 1996 totaled $141,000, an increase of $25,000 over fiscal year ended 1995. Although principal payments of $172,000 were made during fiscal year 1996, additional equipment was financed on a 5-year Note in the amount of $115,000, in June, 1995. In addition, a large foreign account receivable on a commercial letter of credit was discounted at an interest cost of $23,000.

Aided by a cash and cash equivalent balances of $1,440,000 carried over from March 31, 1995 and a high average of deposits on future orders, the Company was able to transfer its cash to government securities and other investments to accumulate interest income during fiscal year 1996 of $105,000, which was an increase of $44,000 over fiscal year ended March 31, 1995.

In the "Other Income (expense)" category on the consolidated statement of income of the financial statements accompanying this report, "other", which consisted primarily of the rental of a transmitter, netted $18,000 for fiscal year 1996, as compared to $21,000 for fiscal year 1995.

Net income before provision for federal and state income taxes totaled $1,901,000 for the twelve months ending on March 31, 1996, as compared to $3,981,000 for the immediately preceding period. The Company was able to reduce federal and state income taxes due on its net income for fiscal year 1995 by utilizing net operating loss and tax credit carry forwards, and for fiscal year 1996 by utilizing a foreign sales corporation (FSC) and other tax credits. There is no state tax liability for fiscal year ended March 31, 1996, since all profitable companies in the consolidated reporting group are domiciled in jurisdictions that do not impose income taxes.

Net income for fiscal year ended March 31, 1996 was $1,595,000, a decrease of 49% from the amount of $3,152,000 for fiscal year ended March 31, 1995. Earnings per share of common and common equivalent shares outstanding equal $.36 for fiscal year 1996 and $.71 ($.70, assuming full dilution) for fiscal year 1995.

Liquidity and Capital Resources

In fiscal year 1996, the Company's cash requirements were satisfied principally from cash flow from operations, cash on hand and customer deposits. These funds were sufficient to meet the Company's working capital needs, capital expenditures and required debt payments.

Cash, cash equivalents and U.S. Treasury Bills totaled $3,107,000 as of March 31, 1996, an increase of $1,086,000 from March 31, 1995. Cash generated from income and deposits from customers for future orders during fiscal year 1996, the latter of which decreased by $38,000 from fiscal year 1995, has enabled the Company to increase its investments in T-Bills by $988,000 during fiscal year 1996. In addition, cash and cash equivalents, with the exception of approximately $150,000, earned interest under a cash management agreement the Company has with its primary lending institution.

Accounts receivable totaled $1,819,000 as of March 31, 1996, as compared to $1,667,000 as of March 31, 1995. This increase is attributable to the increase in sales volume in the fourth quarter of fiscal year 1996. The Company's management believes that its reserve for bad debts of $95,000, as of March 31, 1996, is adequate.

Although inventories were reduced by 17%, from $4,048,000 at March 31, 1995, to $3,376,000 at March 31, 1996, inventory turns decreased from 2.49 to 2.45. The Company has been focusing on the reduction of inventory as a percent to sales by utilizing enhanced data processing hardware and software.

The "Note Receivable" shown on the balance sheet in the financial statements accompanying this report in the amount of $2,100,000 for both fiscal years ended 1995 and 1996 represents the principal balance due and owing the Company on a Promissory Note for the sale of a cellular license. That Note accrues interest on the unpaid balance of principal at the rate of 7% per annum. As the Note will mature on December 16, 1996, it is shown as a current asset for fiscal year ended March 31, 1996. The amount of the Note and the related interest income has not been recognized by the Company because there is no reasonable basis to evaluate the likelihood of collection. However, as of the date of this report, the Company is not aware of the occurrence of any material event or change in the obligor of the Note that would affect the Company's ability to collect the sums that will become due thereunder (See Note 1 of the footnotes to the financial statements accompanying this report).

Prepaid expenses, as shown on the financial statements accompanying this report, include deferred federal income taxes of $226,000, prepaid taxes of $140,000, prepaid insurance of $29,000, and prepaid expenses of $79,000.

The accrued income tax amount of $1,041,000 as of March 31, 1995, was eliminated for March 31, 1996 as a result of tax payments for fiscal year 1995. There is no accrued income tax expense as of March 31, 1996, because the Company was required to remit quarterly estimated tax payments for that year. Accounts Payable increased from $632,000 at March 31, 1995 to $785,000 as of March 31, 1996 as a result of the increase in sales for the fourth quarter of fiscal year 1996 and the increased backlog of orders as of March 31, 1996, as compared to the immediately preceding fiscal year end.

Capital expenditures for fiscal year 1996 were $231,000, of which $161,000 was incurred for upgrading the Company's electronic data processing systems. Capital assets of $91,000 that were fully depreciated were "scrapped" and written off, and an additional $53,000 of equipment with a depreciated value of $23,000 was transferred to inventory. Depreciation expense for fiscal year 1996 totaled $199,000. Planned capital expenditures for fiscal year 1997 are $248,000, with approximately 50% of that amount being earmarked for factory and test equipment. Plans are being formulated for future expansion of the production and office portions of the Company's facility in White Haven, Pennsylvania. The Company expects to finance these capital expenditures through loans and income from operations.

"Other Assets" shown on the consolidated balance sheet of the financial statements accompanying this report represent the Company's equity investment in a wireless cable operator in the amount of $212,000 for fiscal years 1995 and 1996, with the remainder associated with organizational costs of certain subsidiaries of the Company. The market value of the equity investment of $212,000 was approximately $359,000 as of March 31, 1996. In the first quarter of fiscal year 1997, the Company sold approximately 29% of this equity investment.

In November, 1995, the Company, by agreement with its primary lending institution, increased its available line of credit from $975,000 to $2 million, at a rate of interest per annum equal to the lending institution's prime rate of interest minus one-half of a percentage point. There has been no borrowing against the line of credit since December, 1993; however, the line was restricted as of March 31, 1996 by $25,000 in order to collateralize a stand-by letter of credit issued by the Company in the ordinary course of its business.

The balance of long-term debt of $1,195,000 as of March 31, 1995 was reduced during fiscal year 1996 through scheduled repayments of principal of $172,000, which included a $50,000 accelerated principal payment on a debt the Company owes to the White Haven Municipal Authority. As mentioned above, in June, 1995, the Company obtained a loan of $115,000 from its primary lending institution in order to finance the purchase of certain data processing equipment and software. That loan, as of March 31, 1996, had an outstanding principal balance of $96,000.

The Company believes that its existing working capital and borrowing capacity, coupled with the cash flow generated from its operations, including advance deposits on sales orders, will be sufficient to fund its anticipated working capital and debt payments required for fiscal year 1997.

Inflation has not had a significant impact on cost or price in the two fiscal years under review. However, it is important to note that a significant portion of component parts that are integrated into the Company's products are obtained from sources outside of the United States, primarily the Far East.

The value of common stock and additional paid-in capital shown on the financial statements accompanying this report increased by $47,000 in fiscal year 1996 as a result of the exercise of employee stock options (See Note 9 to the financial statements for a further discussion). The value of the Company's Treasury Stock (a deduction from common stock) increased from $21,000 as of March 31, 1995, to $52,000 as of March 31, 1996, due to the Company's purchase of stock from former employees under its KSOP Plan Agreement.

In May, 1996, the Company, through a subsidiary, purchased 200,000 shares of the Company's stock from the Estate of a former director through an agreement negotiated with the beneficiary. In consideration of this agreement, the Company has issued a Non-Negotiable, Non-Transferrable Stock Warrant to the beneficiary that expires on May 22, 2001, for 200,000 shares of the Company's stock at an exercise price of $9.46875 per share.

The sales order backlog, which the Company anticipates will be filled in fiscal year 1997, was $10,912,000 as of March 31, 1996, as compared to $3,162,000 at March 31, 1995. The current backlog includes approximately $8.8 million of a contract being performed by the Company in which it is a subcontractor for a 40-city wireless cable system in Saudi Arabia. As previously mentioned, the Company believes that the successful completion of this contract, together with the Company's prior and continuing participation in the international marketplace, will enhance its reputation and initiate the potential for additional sales volume in the Middle East and in other parts of the world.

                Consolidated Balance Sheets

                        Assets
March 31,                            1996           1995
- ----------------------------------------------------------

Current assets:

 Cash and equivalents             $1,537,759    $1,440,080

 U.S. Treasury Bills                1,569,026      580,528

 Accounts receivable, net of
  allowance for doubtful accounts
  (1996, $95,000; 1995, $120,000)   1,818,988    1,667,495

 Inventories                        3,375,901    4,047,946
 Prepaid expenses and deferred
  income taxes                        473,933      276,047

Note receivable                     2,100,000
 Less deferred portion             (2,100,000)
                                   ------------------------
      Total current assets          8,775,607    8,012,096

Note receivable                                  2,100,000
Less deferred portion                           (2,100,000)
                                   ------------------------
                                                         0
                                   ------------------------

Property, plant and equipment:
 Land and land improvements          246,841      246,841

 Building                            621,215      621,215

 Machinery                         2,060,799    1,972,808
                                  ------------------------
                                   2,928,855    2,840,864

 Less accumulated depreciation     1,982,113    1,896,040
                                  ------------------------
                                     946,742      944,824
                                  ------------------------
Other assets                         214,900      215,200
                                  ------------------------
       Total assets               $9,937,249   $9,172,120
                                  ========================

See notes to consolidated financial statements.


                Liabilities and Shareholders' Equity
March 31,                            1996         1995

Current liabilities:
 Current portion of long-term debt  $200,000   $150,500

 Accounts payable                    785,159    632,052

 Accrued expenses                    552,506    415,598

 Deposits from customers             526,199    564,203

 Accrued income taxes                         1,041,000
                                  ---------------------
     Total current liabilities     2,063,864  2,803,353
                                  ---------------------
Long-term debt, net of current
   portion                           938,217  1,044,243
                                  ---------------------


Shareholders' equity:

 Common stock, $.01-2/3 par;
  authorized 9,000,000 shares;
  issued 4,359,381 shares, 1996;
  4,300,155 shares, 1995             72,653     71,670

 Additional paid-in capital       3,517,778  3,472,200

 Retained earnings                3,396,801  1,801,715
                                 ---------------------
                                  6,987,232  5,345,585
 Less shares held in treasury,
 at cost (1996, 7,325;
 1995, 3,211)                        52,064     21,061
                                 ---------------------
                                  6,935,168  5,324,524
                                 ---------------------
    Total liabilities and equity $9,937,249 $9,172,120
                                 =====================


               Consolidated Statements of Income
Years ended March 31,                   1996           1995
- -------------------------------------------------------------
Net sales                            $14,292,562  $16,365,326
Costs of products sold                 9,101,277    9,472,302
                                     ------------------------
Gross profit                           5,191,285    6,893,024
                                     ------------------------
Operating expenses:
 Selling                               1,597,549    1,425,980
 General and administrative            1,213,996    1,087,181
 Research and development                460,884      365,620
                                     ------------------------
                                       3,272,429    2,878,781
                                     ------------------------
Income from operations                 1,918,856    4,014,243
                                     ------------------------
Other income (expense), net:
 Interest expense                       (140,723)    (115,785)
 Interest income                         105,279       61,319
 Other                                    17,674       21,338
                                     ------------------------
                                         (17,770)     (33,128)
                                     ------------------------
Income before income taxes             1,901,086    3,981,115
Income taxes                             306,000      829,000
                                     ------------------------
Net income                            $1,595,086   $3,152,115
                                     ========================
Earnings per common and common
 equivalent share:

  Primary                                  $.36         $.71
                                     =======================
  Assuming full dilution                   $.36         $.70
                                     =======================

Shares used in computing earnings
 per common share and
 common share equivalent:

  Primary                             4,403,500    4,468,100
                                     =======================
  Assuming full dilution              4,405,500    4,479,300

See notes to consolidated financial statements.

          Consolidated Statements of Shareholders' Equity

                            Common stock       Additional
                          ----------------
Years ended March 31      Shares    Amount   paid-in capital
- --------------------------------------------------------------

Balance, March 31, 1994  4,246,826  $70,782     $3,451,836
Common stock issued
 under stock option plan    53,329      888         20,364
Treasury stock purchased
Net income for the year
                         ----------------------------------
Balance, March 31,1995   4,300,155   71,670      3,472,200
Common stock issued
 under stock option plan    59,226     983          45,578
Treasury stock purchased
Net income for the year
                         ----------------------------------
Balance, March 31,1996   4,359,381  $72,653     $3,517,778
                        ==================================

See notes to consolidated financial statements.

                       Retained
                       Earnings     Treasury Stock
Years ended March 31   (deficit)    Shares  Amount   Total
- --------------------------------------------------------------
Balance, March 31,1994  $(1,350,400)  466 $  (976) $2,171,242
Common stock issued
 under stock option plan                               21,252
Treasury stock purchased             2,755(20,085)    (20,085)
Net income for the year   3,152,115                 3,152,115
                         -------------------------------------
Balance, March 31,1995    1,801,715  3,221 (21,061)  5,324,524
Common stock issued
 under stock option plan                                46,561
Treasury stock purchased              4,104 (31,003)   (30,003)
Net income for the year   1,595,086                  1,595,086
                         --------------------------------------
Balance, March 31,1996   $3,396,801  7,325 $(52,064)$6,935,168
                         ======================================

See notes to consolidated financial statements.

                Consolidated Statements of Cash Flows
Years ended March 31,                    1996        1995
Cash flows from operating activities:
 Net income                           $1,595,086  $3,152,115
 Adjustments:
  Depreciation                           198,632     171,911
  Provision for doubtful accounts        (25,000)
  Disposal of fixed assets                30,647
 (Increase) decrease in:
   Accounts receivable                  (126,493) (1,193,443)
   Inventory                             672,045  (1,207,166)
   Prepaid expenses                     (159,886)    (15,044)
   Deferred income tax asset, net        (38,000)   (188,000)
   Other assets                              300      (3,200)
  Increase (decrease) in:
   Accounts payable                      153,107    (154,595)
   Accrued expenses and income taxes    (904,093)  1,090,499
Deposits from customers                  (38,004)   (738,343)
                                      -----------------------
      Net cash provided by operating
       activities                      1,358,341     914,734
                                       ---------------------
Cash flows from investing activities:
 Acquisition of property, plant
  and equipment                         (231,197)  (342,685)
 Purchase of U.S. Treasury Bills      (2,388,498)  (775,422)
 Proceeds from maturities of U.S.
  Treasury Bills                       1,400,000    194,894
                                      -----------------------
      Net cash used in investing
       activities                     (1,219,695)  (923,213)
                                      -----------------------
Cash flows from financing activities:
 Acquisition of treasury stock           (31,003)(   20,085)
 Proceeds from issuance of:
  Long-term debt                         115,000    150,000
  Common stock                            46,561     21,252
 Repayment of:
  Long-term debt                        (171,525)  (136,537)
  Notes payable, related parties                   (150,000)
                                      ----------------------
      Net cash used in financing
       activities                        (40,967)  (135,370)
                                      ----------------------
Net increase (decrease) in cash
 and equivalents                          97,679   (143,849)
Cash and equivalents, beginning        1,440,080  1,583,929
                                      ----------------------
Cash and equivalents, ending          $1,537,759 $1,440,080
                                      ======================

Supplemental disclosures of cash flow information:
Cash paid for interest expense amounted to $142,000 and $115,000 in 1996 and 1995, respectively. Cash paid for income taxes was $1,473,000 and $11,000 in 1996 and 1995, respectively.

See notes to consolidated financial statements.


Independent Auditors' Report

Board of Directors
EMCEE Broadcast Products, Inc.
White Haven, Pennsylvania

We have audited the consolidated balance sheets of EMCEE Broadcast Products, Inc. and subsidiaries as of March 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EMCEE Broadcast Products, Inc. and subsidiaries as of March 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

Kronick Kalada Berdy & Co.
Kingston, Pennsylvania
May 21, 1996

          Notes to Consolidated Financial Statements
              Years ended March 31, 1996 and 1995

1. Summary of significant accounting policies:

Principles of consolidation:
The consolidated financial statements include the accounts of EMCEE Broadcast Products, Inc. (previously Electronics, Missiles
& Communications, Inc.) and its wholly-owned subsidiaries
(together, the Company). All significant intercompany accounts and transactions have been eliminated.

Revenue recognition, sale of license:
During 1992, a rural cellular license was sold for $3,100,000. The initial payment was $845,000, net of closing costs of $155,000. The balance, which bears interest at 7% payable at maturity, is due December 1996. Security for the note consists of the personal guarantee of an individual. The deferred payment and the related interest income was not recognized because of its extended collection period and because there is no reasonable basis to evaluate the likelihood of collection. It is at least reasonably possible that a change in this estimate will occur in the near term. Revenue will be recognized upon receipt. Based upon the information available to the Company, the license holder was operating a cellular system at March 31, 1996.

Cash and U.S. Treasury Bills:
The Company considers cash equivalents to be all highly liquid investments purchased with an original maturity of three months or less. U.S. Treasury Bills with an original maturity of more than three months are considered to be investments. All U.S. Treasury Bills are stated at cost which approximates market and are considered as available for sale. All U.S. Treasury Bills at March 31, 1996 not included as cash equivalents had contracted maturities of either six or twelve months.

Inventories:
Inventories are stated at the lower of standard cost which approximates current actual cost (on a first-in, first-out basis) or market (net realizable value).

Property, plant and equipment and depreciation:
Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Use of estimates:
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

Advertising:
These expenses are recorded when incurred. They amounted to $93,000 and $69,000 for 1996 and 1995, respectively.

Earnings per share:
Primary earnings per common and common equivalent share and earnings per common and common equivalent share assuming full dilution are computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options to purchase common stock.


2.Industry, sales and accounts receivable concentration information:

The Company's primary activity is in one segment which consists of the assembly and sale of equipment for the domestic and foreign television broadcasting industry. Major customers are those that individually account for more than 10% of the Company's consolidated revenues. For the years ended March 31, 1996 and 1995, two customers with total sales of $4,864,000 and one with total sales of $4,567,000, respectively, qualified as major customers. World wide export sales amounted to $8,132,000 and $6,829,000 for 1996 and 1995, respectively. At March 31, 1996, the Company had two customers who owed the Company $784,000 and $513,000 from the sale of television broadcasting equipment. The Company performs ongoing credit evaluations of its customers and typically requires deposits and a letter of credit on foreign sales and deposits on domestic sales. Historically, the Company's uncollectible accounts receivable have been immaterial.


3.Cash and equivalents:

At March 31, 1996, cash held at a financial institution is in excess of the Federal Deposit Insurance coverage by $163,000. In addition, $198,000 of U.S. Treasury Bills were recorded as cash equivalents.

4.Inventories:

                              1996           1995
                           -------------------------
Finished goods               $554,000       $533,000
Work-in-process               681,000      1,111,000
Raw materials               1,614,000      1,589,000
Manufactured components       526,901        814,946
                           -------------------------
                           $3,375,901     $4,047,946
                           =========================

5. Line of credit:

The Company has a line of credit agreement with a bank aggregating $2,000,000 collateralized by inventories, accounts receivable and all property, plant and equipment. Inventories and accounts receivable must be maintained at specific levels in relation to the outstanding principal balance. At March 31, 1996 the Company had outstanding letters of credit totaling $25,000 which reduce the aggregate amount available under the line of credit agreement. The line of credit agreement requires monthly interest payments at .50% below the bank's prime rate of interest which was 8.25% at March 31, 1996. There were no principal borrowings during the years ended March 31, 1996 and 1995.

The loan agreement contains restrictive covenants which, among other things, require the Company to maintain a maximum total liabilities to net worth ratio, a minimum current ratio and a debt coverage ratio. The Company is allowed to pay dividends on its common stock if it is in compliance with the financial covenants and ratios.

6.Long-term debt:

                                  1996         1995
                              -------------------------
Term loans, bank                $823,369     $872,000
Due to municipal authority        83,155      143,800
Equipment loans                  231,693      178,943
                              -------------------------
                              1,138,217     1,194,743
Less current portion            200,000       150,500
                              -------------------------
                               $938,217    $1,044,243
                              =========================

Term loans, bank consist of two loans at March 31, 1996. One loan in the current amount of $739,805 matures in 2008 and requires monthly payments of $7,939, including interest. Interest is calculated at .375% above the bank's base rate of 8.25% at March 31, 1996. The other loan, with a current balance of $83,564, matures in 1998 and requires monthly principal and interest payments of $4,600. The interest rate on this loan is .25% above the bank's base rate. The bank has the option of adjusting the monthly payments required under these loans to provide for changes in the interest rates. The long-term debt is cross-collateralized with and has the same restrictive covenants as the line of credit (see Note 5).

The amount due to the municipal authority is payable in monthly installments of approximately $1,300 and additional principal payments of ten percent of net income in excess of $100,000 up to a maximum additional payment of $50,000 per annum. This liability had been recorded at its present value using an interest rate of 8%.

Principal payments on long-term debt, based on current interest rates, are as follows:

       1997       $200,000
       1998        154,000
       1999        125,000
       2000         61,000
       2001         46,000
       Thereafter  552,217
                ----------
                $1,138,217


7.Fair value of financial instruments:

At March 31, 1996, the fair value of long-term debt that is variable rate debt that reprices regularly and U.S. Treasury Bills approximates the amounts recorded in the financial statements. It is not practicable to estimate the fair value of the note receivable because the Company is unable to estimate the timing and form of the ultimate settlement of the amounts due to it. The Company has fully provided for any potential loss resulting from the non-payment of the receivable.


8. Defined contribution pension plan:

A defined contribution pension plan covers all full time employees who meet age and service requirements. Contributions to the plan, determined at the discretion of the Board of Directors, were $29,000 and $24,000 in 1996 and 1995, respectively.


9.Nonqualified stock option plans:

Nonqualified stock option plans provide for the grant of options to purchase up to 350,000 shares. Upon the termination or expiration of any stock options granted, the shares covered by such terminated or expired stock options will be available for further grant; 22,750 options were available for grant at March 31, 1996 and 1995. The Board of Directors, at the date of grant of an option, determines the number of shares subject to the grant and the terms of such option.

Stock option activity is shown below:

                                   1996      1995
                                ---------------------
Outstanding at beginning
 of year                         145,920    144,499
Granted                                     182,750
Exercised (prices ranging
 from $.34 to $3.4375
 per share)                      (59,226)   (53,329)
Cancelled/forfeited                        (128,000)
                                --------------------
Outstanding at end of year
 (prices ranging from $.34
 to $3.4375 per share)            86,694    145,920
                                ====================
Exercisable at end of year        65,611     92,754

10.Income taxes:
The following table sets forth the current and deferred amounts of the provision for income taxes for the years ended March 31, 1996 and 1995:

                                    1996     1995
                                ----------------------
Current                          $344,000  $1,017,000
Deferred                          (38,000)   (188,000)
                                ----------------------
                                 $306,000    $829,000

The provision for income taxes at the Company's effective rate differed from the provision for income taxes at the statutory rate of 34% for the years ended March 31, 1996 and 1995 as follows:

                                     1996     1995
                                 ----------------------
Federal income tax at the
 statutory rate                   $646,000  $1,354,000
Foreign sales corporation benefit (173,000)
State taxes, net of federal effect              94,000
Federal income tax credit          (49,000)    (36,000)
Change in valuation allowance                 (597,000)
Other, net                        (118,000)     14,000
                                 ----------------------
Provision for income taxes         $306,000   $829,000
                                 ======================

The tax effects of temporary differences that give rise to deferred income taxes at March 31, 1996 and 1995 are presented in the table below:

                                      1996      1995
                                   --------------------
Deferred tax assets:
 Inventory                          $124,000   $157,000
 Other differences                   102,000     84,000
                                   --------------------
 Total gross deferred tax assets     226,000    241,000

Deferred tax liabilities,
 depreciable assets                             (53,000)
                                   --------------------
Net deferred tax asset              $226,000   $188,000
                                   ====================

11.Subsequent event:

Subsequent to March 31, 1996, the Company purchased 200,000 shares of its common stock using available cash. This purchase represents approximately 5% of outstanding shares.

Directors, Officers and Shareholder Information


Executive Officers

James L. DeStefano
President/CEO

Allan J. Harding
Vice President-Finance

Robert G. Nash
Vice President-Director of Engineering

John Saul
Vice President--Director of Systems Engineering

Perry Spooner
Vice President--International Sales

Martin D. Cohn, Esquire
Secretary
Laputka Bayless Ecker & Cohn, P.C.
Attorneys-at-Law

Sharon L. Barry
Assistant Secretary


Board of Directors

James L. DeStefano
Scranton, Pennsylvania

Joe B. Hassoun
Berwyn, Illinois

Michael J. Leib
Weatherly, Pennsylvania

Richard J. Nardone
Wapwallopen, Pennsylvania

Evagelia R. Rogiokos
Oak Lawn, Illinois

Leonard S. Teven
Lake Forest, Illinois

Common Stock Data

Trading: Listed on the NASDAQ National Market - ticker symbol:
(NASDAQ) ECIN.
Daily stock prices are carried in The Wall Street Journal -
NASDAQ National Market section.


Price Range of Common Stock

                                 Fiscal Year 1996
- --------------------------------------------------------------
Quarter ended        June 30 September 30 December 31 March 31
- --------------------------------------------------------------
Common Share:
High                  7.750      8.375       8.250    8.125
Low                   5.000      5.375       6.250    5.875


                                Fiscal Year 1995
- --------------------------------------------------------------
Quarter ended        June 30 September 30 December 31 March 31
- --------------------------------------------------------------
Common Share:
High                  3.625      8.000      8.625    8.000
Low                   1.000      2.675      6.250    5.000



EMCEE Broadcast Products, Inc.


Susquehanna Street Extension
P.O. BOX 68
White Haven,
Pennsylvania 18661-0068
Phone: (800) 233-6193
fax: (717) 443-9257